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                             January 13, 2022

       Li Guo
       Chief Executive Officer
       KB Global Holdings Limited
       No 3 Building of No 1 Jiali Construction Plaza FL 13,
       No.4th Central Road, Futian, Shenzhen
       Guangdong Province, 518000, People   s Republic of China

                                                        Re: KB Global Holdings
Limited
                                                            Registration
Statement on Form S-1
                                                            Filed December 16,
2021
                                                            File No. 333-261688

       Dear Ms. Guo:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed on December 16, 2021

       General

   1. Since this offering is on a best efforts basis with no minimum number of shares to be sold, please revise your
disclosure suggesting that a certain amount of proceeds will be received. As examples
only, we note your disclosure under the section headed "The
                                                        Offering - Use of
Proceeds" on page 5 and the last risk factor on page 19.
   2. We note your statements on the cover page and in the "Plan of Distribution" section that this is a direct public
offering by your officers and directors for the company and its management, on a no
minimum, best efforts basis. However, we also note your
                                                        statements on the cover
page and elsewhere referencing the underwriter(s) and their over-
 Li Guo
FirstName
KB Global LastNameLi  Guo
           Holdings Limited
Comapany
January 13,NameKB
           2022     Global Holdings Limited
January
Page 2 13, 2022 Page 2
FirstName LastName
         allotment option, as well as the Underwriting Agreement and Deposit Agreement. Please
         revise for consistency and to clarify your offering structure.
3. Please revise to disclose the information required by Item 404 of Regulation S-K.
Cover Page

4. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity
         (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
5. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16,
         2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
6. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which
 Li Guo
FirstName
KB Global LastNameLi  Guo
           Holdings Limited
Comapany
January 13,NameKB
           2022     Global Holdings Limited
January
Page 3 13, 2022 Page 3
FirstName LastName
         investors are purchasing an interest.
7. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
8. Noting your disclosure on page 5 and in second risk factor on page 21, if you anticipate applying for quotation or listing of your ordinary shares on the OTCQB market or a national securities exchange, please disclose this on the cover page. If the offering is not conditioned on your shares becoming quoted or listed, please revise the cover page to so state and include appropriate risk factor disclosure.
9. Please revise the cover page to indicate that after completion of the offering, public stockholders will have less then 1% of the total stockholder ownership in the company.
10.      Please revise to define the capitalized term "General Disclosure
Package."
Cautionary Statement Regarding Forward-Looking Statements, page 1

11. We note your reference to forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context, because the company is not currently a reporting company. See Section 27A(a)(1) of the Securities
         Act and Section 21E(a)(1) of the Exchange Act. Therefore, please delete the references to the safe harbor or state explicitly that the safe harbor protections do not apply to your company.
Prospectus Summary, page 2

12. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the
company   s corporate
         structure, identifying the person or entity that owns the equity in each depicted entity.
         Describe all contracts and arrangements through which you claim to have economic rights
         and exercise control that results in consolidation of the VIE   s
operations and financial
         results into your financial statements. Identify clearly the entity in which investors are
         purchasing their interest and the entity(ies) in which the company   s
operations are
         conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman
         Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these
 Li Guo
FirstName
KB Global LastNameLi  Guo
           Holdings Limited
Comapany
January 13,NameKB
           2022     Global Holdings Limited
January
Page 4 13, 2022 Page 4
FirstName LastName
         contractual agreements due to legal uncertainties and jurisdictional limits.
13. We note your disclosure that the Cayman Islands holding company controls and receives
         the economic benefits of the VIE   s business operations through
contractual agreements
         between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.
14. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
15. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission
         (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency
         that is required to approve the VIE   s operations, and state
affirmatively whether you have
         received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required,
 Li Guo
FirstName
KB Global LastNameLi  Guo
           Holdings Limited
Comapany
January 13,NameKB
           2022     Global Holdings Limited
January
Page 5 13, 2022 Page 5
FirstName LastName
         or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
16. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer.
         Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
17. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
18. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Our Business, page 2

19. We note your disclosure in this section that you are a "high-tech alternative firm" and are
         "committed to developing high-end manufacturing, adhering to the extension of advanced materials to high-tech materials development." In the risk factor section you disclose,
         "We operate and conduct fund raising activities in China. Currently, we invest in strategic
 Li Guo
FirstName
KB Global LastNameLi  Guo
           Holdings Limited
Comapany
January 13,NameKB
           2022     Global Holdings Limited
January
Page 6 13, 2022 Page 6
FirstName LastName
         emerging industries, including material science and engineering, renewable energy, intelligent manufacturing, and culture and entertainment, at all investment stages--pre-
         IPO, IPO, and public securities markets."

         Please provide more detail as to the types of business you currently have and are targeting for the near future and what services you provide for these such companies. If you are an asset manager or investment company, please disclose that fact more clearly and provide disclosure regarding assets under management and other metrics utilized in that industry.
20. Please revise your registration statement in order to better explain what you mean when referring to your business activities as "adhering to the extension of advanced materials to high-tech materials development."
Risk Factors, page 6

21. Please add a risk factor addressing the risks to your U.S. investors stemming from your classification as a foreign private issuer.
22. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
23. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the
         Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
         decrease the number of    non-inspection years    from three years to
two years, and thus,
         would reduce the time before your securities may be prohibited from trading or delisted.
         Update your disclosure to reflect that the Commission adopted rules to implement the
         HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
24.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 Li Guo
FirstName
KB Global LastNameLi  Guo
           Holdings Limited
Comapany
January 13,NameKB
           2022     Global Holdings Limited
January
Page 7 13, 2022 Page 7
FirstName LastName
25. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Risks Related to this Offering and Ownership of Our Shares, page 18

26. Please add here a risk factor that discusses the risks related to the fact that your offering is being made on a best efforts basis with no minimum level of shares required to be sold for the offering to proceed. Your risk factor should discuss the possibility that you may raise only a nominal amount of proceeds and you may be unable to implement your business plan.
27. Please revise your filing to include a separate risk factor regarding the ability of your officers, directors and principal shareholders to control your company by virtue of their stock holdings.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
26

28. Please revise your next amendment to update Management's Discussion and Analysis of
         Financial Condition and Results of Operations to include the interim period information required by Item 303(c) of Regulation S-K.
29. As it pertains to your Results of Operations section, please revise your next amendment to address the following:
             Fees and Other
                o How "Fees and Other" relate to the "Other Income" line item on your
                   Consolidated Statement of Operations;
                o What generated your "other income" amounts and what your accounting policy is for recognizing income; and
                o Why your Other Income significantly decreased during 2020 as compared to
                   2019.
             General and Administrative Expenses
                o How "General and Administrative Expenses" relate to the "Operating Expenses"
                   line item on your Consolidated Statement of Operations;
                o  What specifically generated your "Other expense" amounts;
and
                o Why your General and Administrative Expenses increased significantly during
                   2020 as compared to 2019.
             How your "Net Gains from Investment Activities" relates to the activity in your
              Consolidated Statement of Operations.
30. Please revise your next amendment to update your Liquidity and Capital Resources section to include the information required by Item 303(b)(1) of Regulation S-K.
 Li Guo
KB Global Holdings Limited
January 13, 2022
Page 8
31. We noted that you are currently consolidating BJKZ, which is an entity you consider to be a VIE and for which you do not hold any equity ownership rights. As such, please update your Critical Accounting Policies disclosure to include your policy for determining when, in accordance with ASC 810, an entity should be considered a VIE and when that entity should be consolidated in accordance with Item 303(b)(3) of Regulation S-K. Please also update the footnotes to your audited and unaudited financial statements to include the disclosures required by ASC 810-10-50 regarding your consolidation of BJKZ.
Management, page 34

32. Please revise to clarify, if true, that your Chief Financial Officer, ZiYong Hu, is also a director of the company, as your signature page appears to indicate. As applicable, please also revise your disclosures referencing your "sole officer and director" (e.g., on the cover page and page 9).
33. Please provide the executive compensation and corporate governance information that an emerging growth company is required to provide. Refer to Items 402(l) and 407 of
         Regulation S-K.
Security Ownership of Certain Beneficial Owners and Management, page 35

34.      Please revise your disclosure to:
             include the officers and directors individually and as a group in the beneficial ownership table, as required by Item 403(b) of Regulation S-K; and identify the natural person(s) who directly or indirectly exercise sole or shared voting
             or investment control over the shares held by the entities listed in the table. Refer to
             Item 403 of Regulation S-K and Exchange Act Rule 13d-3.
Plan of Distribution, page 41

35. Please revise to describe the manner in which investors will subscribe for and receive their shares and clarify whether subscriptions are irrevocable. If a subscription agreement will be used, please file the form of subscription agreement as an exhibit. Refer to Item 601(b)
         of Regulation S-K.
36. Please revise to describe the various factors considered in determining the offering price.
         Refer to Item 505 of Regulation S-K.
Report of Independent Registered Public Accounting Firm, page F-2

37. Please tell us, and revise your next amendment as appropriate, how you evaluated where there are conditions and events that raise substantial doubt about your ability to continue
FirstName LastNameLi Guo
       as a going concern. Refer to ASC 205-40-50. Also, tell us how your auditor, Centurion
Comapany    NameKB
       ZD CPA     & Co.Global  Holdings
                         evaluated      Limited ability to continue as a going
concern and the
                                   the Company's
Januaryneed  for explanatory
         13, 2022  Page 8     language. Refer to PCAOB Audit Standard 2415.
FirstName LastName
 Li Guo
FirstName
KB Global LastNameLi  Guo
           Holdings Limited
Comapany
January 13,NameKB
           2022     Global Holdings Limited
January
Page 9 13, 2022 Page 9
FirstName LastName
Note 2. Summary of Significant Accounting Policies, page F-7

38. Please revise your next amendment to update your disclosure in both your annual and unaudited interim period financial statements to include your consolidation policy in accordance with the example outlined in ASC 235-10-50-4(a)
Note 5. Income Taxes, page F-10

39. Please tell us why you did not recognize a deferred tax asset and corresponding valuation allowance for your loss from operations recognized in 2020. Further, please revise your next amendment to provide the income tax reconciliation required by ASC 740-10-50-12
Signatures, page II-3

40. We note that the power of attorney included on your signature page references the
         "Registration Statement on Form F-1," which appears to be in error. Please revise.
Exhibits

41.      The exhibit index indicates that Ogier will provide a    form of
opinion regarding the
         validity of the ordinary shares being registered and certain Cayman Islands tax matters.
         Please revise to indicate that counsel will provide a finalized and executed opinion or explain why counsel will not be in a position to do so by the time of effectiveness.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jacob Luxenburg at (202) 551-2339 or David Irving at
(202) 551-3321
if you have questions regarding comments on the financial statements and related matters.
Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance